SE 20012638 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Haitou Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Ave, Suite 24A
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 13 2020 Washington DC 413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Baez-Escobar **646-969-6858**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BFBorgers CPA PA
(Name – *if individual, state last, first, middle name*)

5400 W. Cedar Avenue	**Lakewood**	**CO**	**80226**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Christian Baez-Escobar**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Haitou Securities, Inc.**, as of **December 31**, 20 **19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of Virginia; County of Fairfax;
Subscribed and sworn before me by
Christian Baez-Escobar on 02/24/2020.

JENNIFER L FACEN-VAUGHN
REGISTRATION NUMBER 7754432
COMMISSION EXPIRES NOVEMBER 30, 2021

Signature

President

Title

Jennifer L Facen-Vaughn

Notary Public

Notarized online using audio-video communication

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

To Whom It May Concern,

This confidential and public Audit was sent Fedex to the NY office on 2/27/2020, per the instruction of a local representative (receipt attached).

I have since been informed a copy should have been sent to the DC office. I have spoken with Sandy Sandwyn, of the NY office, and she has noted this for your records.

John Creighton

Finop

Haitou Securities, Inc.

617-549-5873

johnc@eqnx.com

john.creighton@comcast.net

From:	TrackingUpdates@fedex.com
Sent:	Friday, February 28, 2020 10:06 AM
To:	john.creighton@comcast.net
Subject:	FedEx Shipment 390698129840 Delivered

This tracking update has been requested by:

Name:	JOHN CREIGHTON
E-mail:	john.creighton@comcast.net

Our records indicate that the following shipment has been delivered:

Ship date:	Feb 27, 2020
Signed for by:	M.PARKER
Delivery location:	NEW YORK, NY
Delivered to:	FedEx Location
Delivery date:	Fri, 2/28/2020 9:57 am
Service type:	FedEx Standard Overnight®
Packaging type:	FedEx® Envelope
Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services	Deliver Weekday
Standard transit:	2/28/2020 by 3:00 pm

Tracking number: 390698129840

Shipper Information	Recipient Information
Rye	New York
NH	NY
US	US

Please do not respond to this message. This email was sent from an unattended mailbox. This report was generated at approximately 9:06 AM CST on 02/28/2020.

All weights are estimated.

HAITOU SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Haitou Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Haitou Securities, Inc. (the "Company") as of December 31, 2019, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2019
Lakewood, CO
February 24, 2020

HAITOU SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	15,729
Accrued receivable		200
FINRA renewal fees		525
Prepaid expenses		360
FINRA Flex account		1,788
	$	18,602

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	1,600
Members' equity		17,002
	$	18,602

The accompanying notes are an integral part of these financial statements

Note 1 **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. Haitou Securities, Inc. (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Haitou Holdings, Inc. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.
The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Income Taxes. Income taxes, if any, are the liability of individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

Note 1 **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (concluded)**

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value Measurements. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2019.

Note 2 **RELATED PARTY TRANSACTIONS**

During the year ended December 31, 2019, the Company paid rent expense of $10,000 to Haitou, Inc (a related party). The Company has a month to month agreement with Haitou, Inc.

Note 2 **RELATED PARTY TRANSACTIONS (concluded)**

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 3 **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2019 was 2 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2019, the Company had net capital of $14,128 which was $9,128 in excess of the amount required by the SEC.

Note 4 **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through February 24, 2019 the date at which the financial statements were issued and determined there are no other items to disclose.

HAITOU SECURITIES, INC.
Year Ended December 31, 2019

Assertions Regarding Exemption Provisions

We, as members of management of Haitou Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertion:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2019 through December 31, 2019.

Haitou Securities, Inc.

By:

Christian Baez, Managing Director

02/24/2024

Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Haitou Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Haitou Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 24, 2020